UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-35729

YY INC.

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: May 3, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

YY Reports First Quarter 2013 Unaudited Financial Results

1Q13 Net Revenues Up 130.5% YOY

1Q13 Gross Margin Expands to 53.7%

1Q13 Net Income of RMB63.9 Million

1Q13 Non-GAAP Net Income Up 164.2% YOY

Guangzhou, China, May 3, 2013 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary rich communication social platform, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•

Net revenues increased by 130.5% to RMB315.0 million (US$50.7 million) from RMB136.7 million in the corresponding period of 2012 driven by a 143.8% increase in revenues from internet value-added services, or IVAS revenues.

•	Net income attributable to YY Inc. increased significantly to RMB63.9 million (US$10.3 million) from RMB3.5 million in the corresponding period of 2012.

•	Non-GAAP net income attributable to YY Inc.[1] increased by 164.2% to RMB82.1 million (US$13.2 million) from RMB31.1 million in the corresponding period of 2012.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “Building upon our Company’s momentum in 2012, we delivered another solid quarter with total revenues and non-GAAP net income growing over 130% and 164% year-over-year, respectively. During our seasonally weakest quarter, we saw strength from our key operating metrics including user growth and user spending, demonstrating the increasing attractiveness of the YY brand to the 527 million registered user accounts on our large-scale online communication platform. In particular, the number of paying users on the YY platform grew by over 35.3% year-over-year to over 1 million, underscoring the rising consumption of the affordable interactive entertainment that our platform offers. We will continue to diversify and strengthen the content on the YY platform by expanding into new verticals and introducing new products across PC and mobile devices to address the increasing entertainment and real-time social demands in China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “Our robust growth in both the top-line and bottom-line continued to validate the network effect inherent in our large scale, real-time and sticky platform. These strong results, coupled with our ability to increase operating leverage and control costs, resulted in expanded margins during this quarter. We remain confident that our highly engaging products and live events as well as our strong execution capabilities will lead to continuing long-term growth for our shareholders.”

First Quarter 2013 Financial Results

NET REVENUES

Net revenues increased by 130.5% to RMB315.0 million (US$50.7 million) in the first quarter of 2013 from RMB136.7 million in the corresponding period of 2012, primarily driven by an increase in IVAS revenues and, to a lesser extent, an increase in the Company’s online advertising revenues.

[1]	Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

IVAS revenues, which consisted of revenues from online games, YY Music as well as other sources including the Company’s membership program, increased by 143.8% to RMB282.8 million (US$45.5 million) in the first quarter of 2013 from RMB116.0 million in the corresponding period of 2012. The overall increase primarily reflected an increase in average revenue per user (“ARPU”) and an increase in the number of paying users.

Revenues from online games increased by 92.3% to RMB132.3 million (US$21.3 million) in the first quarter of 2013 from RMB68.8 million in the corresponding period of 2012. This increase primarily reflected an increase in ARPU of 50.0% to RMB315 from 420,000 total paying users and an increase in the number of online games2 to 92 during the first quarter of 2013 from 50 in the corresponding period of 2012.

Revenues from YY Music, increased by 245.9% to RMB116.8 million (US$18.8 million) in the first quarter of 2013 from RMB33.8 million in the corresponding period of 2012. This increase primarily reflected a 60.5% increase in ARPU to RMB236 and a 115.2% increase in the number of paying users to 495,000 during the first quarter of 2013.

Revenues from others, which primarily consist of the Company’s membership program, increased by 150.8% to RMB33.7 million (US$5.4 million) in the first quarter of 2013 from RMB13.4 million in the corresponding period of 2012. Revenues from the membership program increased by 165.4% to RMB28.1 million (US$4.5 million) in the first quarter of 2013 from RMB10.6 million in the corresponding period of 2012. This increase primarily reflected a 158.8% increase in the number of members to 546,000 members as of March 31, 2013 from 211,000 as of March 31, 2012.

Online advertising revenues increased by 55.7% to RMB32.2 million (US$5.2 million) in the first quarter of 2013 from RMB20.7 million in the corresponding period of 2012. This increase reflected a 84.0% increase in average revenue per advertiser (“ARPA”) to approximately RMB644,000 from 50 advertisers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased to RMB145.7 million (US$23.5 million) in the first quarter of 2013 from RMB69.0 million in the corresponding period of 2012. This increase was primarily attributable to an increase in revenue sharing fees to RMB56.1 million (US$9.0 million) in the first quarter of 2013 from RMB7.9 million in the corresponding period of 2012. This increase in revenue sharing fees paid to performers, channel owners and content providers was primarily associated with an increase in promotional activities on the YY platform resulting in higher levels of user engagement and spending. Bandwidth costs increased by 47.7% to RMB43.6 million (US$7.0 million) in the first quarter of 2013 from RMB29.5 million in the corresponding period of 2012.

Gross profit increased by 150.0% to RMB169.3 million (US$27.3 million) in the first quarter of 2013 from RMB67.7 million in the corresponding period of 2012. Gross margin increased to 53.7% in the first quarter of 2013 from 49.5% in the corresponding period of 2012, mainly attributable to the improved cost efficiency due to the scale effect of the Company’s growth as well as the Company’s ability to control bandwidth costs.

OPERATING INCOME

Operating expenses for the first quarter of 2013 increased by 64.3% to RMB105.3 million (US$17.0 million) from RMB64.1 million in the corresponding period of 2012. This increase was primarily attributable to higher research and development expenses and general and administrative expenses which was in line with the general growth in the Company’s overall business.

[2]	Data for online games refers to data regarding the online games available on the YY platform.

Operating income in the first quarter of 2013 increased significantly to RMB64.5 million (US$10.4 million) from RMB4.3 million in the corresponding period of 2012. Operating margin increased to 20.5% in the first quarter of 2013 from 3.1% in the corresponding period of 2012. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion. Non-GAAP operating income3 increased to 159.9% to RMB82.6 million (US$ 13.3 million) in the first quarter of 2013 from RMB31.8 million in the corresponding period of 2012. Non-GAAP operating margin4 increased to 26.2% in the first quarter of 2013 from 23.3% in the corresponding period of 2012.

NET INCOME

Net income attributable to YY Inc. increased significantly to RMB63.9 million (US$10.3 million) in the first quarter of 2013, from RMB3.5 million in the corresponding period of 2012. Net margin in the first quarter of 2013 increased to 20.3% from 2.6% in the corresponding period of 2012. Non-GAAP net income attributable to YY Inc.5 increased by 164.2% to RMB82.1 million (US$13.2 million) from RMB31.1 million in the corresponding period of 2012. Non-GAAP net margin6 increased to 26.1% in the first quarter of 2013 from 22.7% in the corresponding period of 2012.

EARNING/LOSS PER ADS

Diluted net income per ADS7 in the first quarter of 2013 was RMB1.11 (US$0.18), compared to a diluted net loss per ADS of RMB2.22 in the corresponding period of 2012.

Diluted non-GAAP net income per ADS8 in the first quarter of 2013 was RMB1.42 (US$0.23), compared to a diluted non-GAAP net loss per ADS of RMB1.19 in the corresponding period of 2012.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2013, the Company had cash and cash equivalents of RMB294.3 million (US$47.4 million) and short-term deposits of RMB1.2 billion (US$195.0 million). For the first quarter of 2013, net cash from operating activities was RMB118.4 million (US$19.0 million).

Business Outlook

For the second quarter of 2013, the Company expects its net revenues to be between RMB335 million and RMB345 million, representing year-over-year growth of approximately 78% to 84%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, May 2, 2013 at 9:00 pm Eastern Time or Friday, May 3, 2013 at 9:00 am Beijing Time to discuss the financial results.

[3]	Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.
[4]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.
[5]	Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.
[6]	Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.
[7]	“ADS” is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income/ (loss) per ADS is net income/ (loss) attributable to common shareholders divided by weighted average number of diluted ADS.
[8]	Diluted non-GAAP net income/(loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income/(loss) attributable to common shareholders divided by weighted average number of diluted ADS.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#40325452

The replay will be accessible through May 9, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#40325452

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2108 to US$1.00, the noon buying rate in effect on March 29, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income/(loss) attributable to common shareholders, and basic and diluted non-GAAP net income/(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income/(loss) attributable to YY Inc. is net income/(loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income/(loss) attributable to common shareholders is net income/(loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income/(loss) per ADS is non-GAAP net income/(loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S.GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Anna Yu

Tel: (+86) 20 2916 2000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,702	294,287	47,383
Short-term deposits	897,698	1,210,916	194,969
Accounts receivable, net	117,616	119,647	19,264
Amount due from a related party	1,073	1,108	178
Prepayments and other current assets	25,149	32,458	5,226
Deferred tax assets	31,549	35,690	5,746

Total current assets	1,577,787	1,694,106	272,766

Non-current assets
Deferred tax assets	583	740	119
Investments	2,950	3,530	568
Property and equipment, net	90,299	86,983	14,005
Intangible assets, net	19,481	18,365	2,957
Goodwill	1,604	1,601	258
Other non-current assets	3,485	3,384	545

Total non-current assets	118,402	114,603	18,452

Total assets	1,696,189	1,808,709	291,218

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	28,149	33,976	5,470
Deferred revenue	159,859	204,077	32,858
Advances from users	7,515	6,813	1,097
Income taxes payable	48,001	51,181	8,241
Accrued liabilities and other current liabilities	120,289	101,866	16,401
Amounts due to related parties	2,604	1,752	282

Total current liabilities	366,417	399,665	64,349

Non-current liabilities
Deferred revenue	6,487	6,271	1,010

Total liabilities	372,904	405,936	65,359

	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	11	11	2
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	60	60	10
Additional paid-in capital	2,648,404	2,666,536	429,339
Accumulated deficits	(1,311,767)	(1,247,840)	(200,917)
Accumulated other comprehensive losses	(13,423)	(15,994)	(2,575)

Total shareholders’ equity	1,323,285	1,402,773	225,859

Total liabilities and shareholders’ equity	1,696,189	1,808,709	291,218

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online game	68,806	98,048	132,310	21,303
—YY music	33,763	106,145	116,801	18,806
—Others	13,427	28,830	33,669	5,421
Online advertising	20,667	33,803	32,181	5,181

Total net revenues	136,663	266,826	314,961	50,711

Cost of revenues(1)	(68,954)	(138,939)	(145,693)	(23,458)

Gross profit	67,709	127,887	169,268	27,253

Operating expenses(1)
Research and development expenses	(36,719)	(54,122)	(54,119)	(8,714)
Sales and marketing expenses	(2,046)	(5,961)	(5,516)	(888)
General and administrative expenses	(25,330)	(33,741)	(45,651)	(7,350)

Total operating expenses	(64,095)	(93,824)	(105,286)	(16,952)
Government grants	642	1,161	506	81

Operating income	4,256	35,224	64,488	10,382

Gain on disposal of a cost investment	—	2,351	—	—
Foreign currency exchange gains (losses), net	472	(1,164)	2,416	389
Interest income	2,487	5,789	10,530	1,695

Income before income tax expenses	7,215	42,200	77,434	12,466

Income tax expenses	(3,429)	(9,107)	(13,986)	(2,252)

Income before(loss) gain in equity method investments, net of income taxes	3,786	33,093	63,448	10,214

(Loss) gain in equity method investments, net of income taxes	(265)	134	479	77

Net income attributable to YY Inc.	3,521	33,227	63,927	10,291

(Accretion) decretion to convertible redeemable preferred shares redemption value	(62,631)	1,408,888	—	—
Allocation of net income to participating preferred shareholders	—	(294,984)	—	—

Net (loss) income attributable to common shareholders	(59,110)	1,147,131	63,927	10,291

	Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$

Net income	3,521	33,227	63,927	10,291
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(521)	(4,374)	(2,571)	(414)

Comprehensive income attributable to YY Inc.	3,000	28,853	61,356	9,877

Net (loss) income per ADS
—basic	(2.22)	29.04	1.14	0.18
—diluted	(2.22)	0.63	1.11	0.18
Weighted average number of ADS used in calculating—basic (loss) income per ADS	26,641,521	39,500,941	55,843,861	55,843,861
Weighted average number of ADS used in calculating—diluted (loss) income per ADS	26,641,521	52,473,054	57,793,341	57,793,341

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$

Cost of revenues	2,171	2,092	986	159
Research and development expenses	9,641	9,129	5,318	856
Sales and marketing expenses	248	216	108	17
General and administrative expenses	15,473	14,165	11,720	1,887

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$

Operating income	4,256	35,224	64,488	10,382
Share-based compensation expenses	27,533	25,602	18,132	2,919

Non-GAAP operating income	31,789	60,826	82,620	13,301

Net income attributable to YY Inc.	3,521	33,227	63,927	10,291
Share-based compensation expenses	27,533	25,602	18,132	2,919

Non-GAAP net income attributable to YY Inc.	31,054	58,829	82,059	13,210

(Accretion) decretion to convertible redeemable preferred shares redemption value	(62,631)	1,408,888	—	—
Allocation of Non-GAAP net income to participating preferred shareholders	—	(300,221)	—	—

Non-GAAP net (loss) income attributable to common shareholders	(31,577)	1,167,496	82,059	13,210

Non-GAAP weighted average numbers of ADS used in calculating net (loss) income per ADS:
—Basic	26,641,521	39,500,941	55,843,861	55,843,861
—Diluted	26,641,521	52,473,054	57,793,341	57,793,341

Non-GAAP net (loss) income per ADS
—Basic	(1.19)	29.56	1.47	0.24
—Diluted	(1.19)	1.12	1.42	0.23